[redacted]

06003718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44868

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, DC 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BHIRUD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 THORNDAL CIRCLE
(No. and Street)

DARIEN (City) CONNECTICUT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SURESH L. BHIRUD - PRESIDENT (203) 662-6659
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

PROCESSED
APR 17 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Suresh Bhirud, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Bhirud Associates, Inc. (Company) at December 31, 2005 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Suresh Bhirud, President

Sworn and subscribed to before me this 13th day of January, 2006.

SUSAN M. BHIRUD
NOTARY PUBLIC
MY COMMISSION EXPIRES 7/31/06

BHIRUD ASSOCIATES, INC.

(SEC I.D. No. 8-44868)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

BHIRUD ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Capital.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 – 11

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Bhirud Associates, Inc.

We have audited the accompanying balance sheet of Bhirud Associates, Inc. (a S corporation) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhirud Associates, Inc. at December 31, 2005, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T C.P.A. PLLC

New York, NY
January 13, 2006

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Cash	$	22,420
Receivable from clearing firm		8,419
Marketable securities, at fair value		84,253
Prepaid expense		2,633
Property and equipment, net of accumulated depreciation of $37,790		6,350
Total Assets	$	124,074

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	4,165
Margin payable		8,255
Total Liabilities		12,420
Contingencies		-
Stockholder's Equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		30,000
Paid-in capital		109,354
Retained (deficit)		(27,700)
Total Stockholder's Equity		111,654
Total Liabilities and Stockholder's Equity	$	124,074

See accompanying notes.

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	293,919
Fee income		35,000
Gain on securities		2,546
Total Revenue		331,465
Costs and Expenses:		
Officer compensation		90,000
Salaries & wages		33,000
Payroll taxes and employee benefits		33,278
Clearing costs		100,743
Rents		27,015
Travel and automobile		19,984
Office supplies and expenses		12,512
Marketing and promotion		10,963
Telephone		7,241
Regulatory fees		5,017
Insurance		4,449
Professional fees		3,118
Depreciation		1,508
Interest		1,079
Taxes		557
SIPC fee		150
Total Costs and Expenses		350,613
Operating income		(19,148)
Interest income		20
Net (loss)	$	(19,128)

See accompanying notes

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:		
Net (loss)	$	(19,128)
Adjustment to reconcile net (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation expense		1,508
Decrease in receivable from clearing broker		12,540
(Increase) in marketable securities		(2,321)
Decrease in prepaid rent		333
Decrease in security deposit		3,358
(Decrease) in accounts payable and accrued expenses		(18,425)
Increase in margin payable		727
Net Cash (Used) by Operating Activities		(21,408)
Cash Flows from Investing Activities:		
Purchase of equipment		(886)
Stockholder distributions, net		(21,000)
Net Cash (Used) by Investing Activities		(21,886)
Cash Flows from Financing Activities:		-
Net (Decrease) In Cash		(43,294)
Cash, January 1, 2005		65,714
Cash, December 31, 2005	$	22,420

See accompanying notes.

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained (Deficit)	Total Stockholder's Equity
Beginning balance, January 1, 2005	$ 30,000	$ 130,354	$ (8,572)	$ 151,782
Net (loss)	-	-	(19,128)	(19,128)
Stockholder distributions	-	(21,000)	-	(21,000)
Balance, at December 31, 2005	$ 30,000	$ 109,354	$ (27,700)	$ 111,654

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Bhirud Associates, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corp. (SIPC).

The Company's business includes clearing its transactions on a fully disclosed basis through its clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

The Company has a small number of customers, with one major customer being the Apex Mid Cap Growth Fund. The sole stockholder of Bhirud Associates, Inc. is the portfolio manager of the fund.

The Company is engaged in a single line of business as a securities broker-dealer, and limits its business to agency and riskless principal transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Commissions are recorded on settlement date, which is not materially different than trade date.

Fee Income - Fees are for research services as these services are provided on both an ongoing and on a demand basis. The Company bills for these fees as they are earned.

Securities Sales - The Company is limited to ten securities trades for its own account recording regular-way trades on the settlement date, which is not materially different than trade date. During the year ended December 31, 2005, the Company had net gains (realized and unrealized) on securities of $2,546.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and research services.

Property and Equipment

Property and equipment is stated at cost and is depreciated over the estimated useful lives of the assets based on accelerated methods. Components of property and equipment follows:

Vehicle	$33,233
Furniture and equipment	10,907
	44,140
Accumulated depreciation	
Vehicle	27,769
Furniture and equipment	10,021
	37,790
Net property and equipment	6,350

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $88,574, which was in excess of its required net capital of $25,000.

4. LEASE

The Company moved from Stamford, Ct to new office space in Darien, Ct. The Company has not entered into a lease with the landlord, but has an agreement to pay $700.00 per month. The Company does have to give two months notice if the Company wants to move from the premises.

5. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his respective share of the Company's taxable income.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. FAIR VALUE

The Company's financial instruments approximate fair value.

8. RELATED PARTY TRANSACTIONS

As discussed in the nature of operations footnote, the company's sole stockholder is the portfolio manager of the Apex Mid Cap Growth Fund. In addition to the revenue generated, Company pays the rent and other administrative costs of the fund and is entitled to receive reimbursement for these costs. During the year ended December 31, 2005, the Company irrevocably waived its right to such reimbursement.

BHIRUD ASSOCIATES, INC.
(A "S" Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:	
Total stockholder's equity	$ 111,654
Deductions and/or charges:	
Non-allowable assets:	
Prepaid rent	2,633
Property and equipment, net	6,350
Total deductions	8,983
Net capital before haircuts on securities positions	102,672
Haricuts on securities positions	12,289
Undue concentration	1,808
Net Capital	$ 88,574
AGGREGATE INDEBTEDNESS:	
Items included in the balance sheet:	
Accounts payable and accrued expenses	12,420
Total Aggregate Indebtedness	$ 12,420
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 25,000
Excess net capital	$ 63,574
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 87,332

The above computation does not differ materially from the December 31, 2005 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Bhirud Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Bhirud Associates, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB+T C.P.A. PLLC

New York, NY
January 13, 2006